EXHIBIT 99.1

RedHill Biopharma to Present at the Sachs Novel Coronavirus Investment Forum

TEL-AVIV, Israel and RALEIGH, N.C., July 01, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that Mr. Gilead Raday, RedHill's Chief Operating Officer, will present the Company’s ongoing Phase 2/3 development programs with opaganib (Yeliva®, ABC294640)1 and RHB-107 (upamostat, WX-671)2 for COVID-19 at the Sachs Digital Novel Coronavirus Investment Forum, taking place July 7-9, 2020.

The presentation will be available on the Company's website, http://ir.redhillbio.com/events on July 7, 2020 for a period of 30 days.

In addition, Mr. Raday will participate in a panel discussion on the topic of ‘Potential Therapeutic Strategies to Prevent and Conquer Covid-19’ on Wednesday, July 8, 2020, at 10:15 a.m. EDT/4:15 p.m. CET. The live panel can be accessed by conference attendees or by registering via https://www.sachsforum.com/ncif-registration.html.

About Opaganib (ABC294640, Yeliva®)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with anticancer, anti-inflammatory and anti-viral activities, targeting multiple oncology, viral, inflammatory and gastrointestinal indications. By inhibiting SK2, opaganib impacts multiple cellular pathways which are associated with cancer growth, viral replication and pathological inflammation.

Pre-clinical data have demonstrated both anti-inflammatory and anti-viral activities of opaganib, with the potential to reduce lung inflammatory disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. Several prior pre-clinical studies support the potential role of SK2 in the replication-transcription complex of positive-sense single-stranded RNA viruses, similar to coronavirus, and its inhibition may potentially inhibit viral replication. Pre-clinical in vivo studies3 have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

Opaganib was originally developed by U.S.-based Apogee Biotechnology Corp. and completed multiple successful pre-clinical studies in oncology, inflammation, GI and radioprotection models, as well as a Phase 1 clinical study in cancer patients with advanced solid tumors.

Opaganib received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 1/2a in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer. Opaganib is also being evaluated for the treatment of coronavirus (COVID-19).

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee Biotechnology Corp., including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

About RHB-107 (upamostat)
RHB-107 is a proprietary, first-in-class, orally administered potent inhibitor of several serine proteases targeting cancer, inflammatory lung diseases, and gastrointestinal diseases. RedHill is currently pursuing a Phase 2/3 clinical development program with RHB-107 for COVID-19. RHB-107 has undergone several Phase 1 studies and two Phase 2 proof-of-concept studies demonstrating its clinical safety profile in over 300 patients across 10 clinical studies, including two completed Phase 2 studies in oncology patients and several Phase 1 studies in healthy volunteers and oncology patients. These studies helped establish the safety and tolerability of RHB-107 in humans. RedHill acquired the exclusive worldwide rights to RHB-107, excluding China, Hong Kong, Taiwan, and Macao, from Germany’s Heidelberg Pharmaceuticals (formerly WILEX AG) for all indications.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs: Movantik® for opioid-induced constipation in adults4, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults5 and Aemcolo® for the treatment of travelers’ diarrhea in adults6. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (ii) Opaganib (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple indications, with a Phase 2/3 program for COVID-19 and ongoing Phase 2 studies for prostate cancer and cholangiocarcinoma; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

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1 Opaganib is an investigational new drug, not available for commercial distribution.
2 RHB-107 is an investigational new drug, not available for commercial distribution.
3 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
4 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
5 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
6 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com